FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 18, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO Board of Directors proposed not to distribute dividend” dated February 18, 2013.
2.	Taiwan Stock Exchange filing entitled, “The Board resolution of issuance of new common shares for cash to sponsor issuance of the American Depositary Receipt ("ADR")” dated February 18, 2013.
3.	Taiwan Stock Exchange filing entitled, “The Board resolved to revise down the budgeted capital expenditures” dated February 18, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: February 18, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
February 18, 2013
English Language Summary

Subject:   AUO Board of Directors proposed not to distribute dividend.
Regulation:   Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2013/02/18

Contents:
1. Date of the board of directors resolution:2013/02/18
2. Type and monetary amount of dividend distribution:N/A
3. Any other matters that need to be specified:
The Company's Board of Directors proposed not to distribute dividend.

Item 2

AU Optronics Corp.
February 18, 2013
English Language Summary

Subject:   The Board resolution of issuance of new common shares for cash to sponsor issuance of the American Depositary Receipt("ADR")
Regulation:   Published pursuant to Article 2-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2013/02/18

Contents:
1. Date of the board of directors resolution:2013/02/18
2. Source of capital increase funds:
The Board resolved the issuance of 640,000,000 to 800,000,000 common shares for cash to sponsor the ADR Offering.
3. Number of shares issued:
The total number of underlying securities represented by the ADRs is tentatively set to be 640,000,000 to 800,000,000 AUO common shares.
4. Par value per share: NTD 10
5. Total monetary amount of the issue:
The actual offering amount will be calculated based on the actual offering units, offering price and the then prevailing exchange rate of NT dollar to US dollar.
6. Issue price:
The actual issuing price shall not fall below 90% of the Reference Price, after deducting the bonus shares issued as stock dividend or the decreased shares due to capital decrease and cash dividends.
7. Number of shares subscribed by or allotted to employees:
10% of the new common shares shall be allocated for the employees’ subscription.
8. Number of shares publicly sold:
The total number of underlying securities represented by the ADRs is tentatively set to be 640,000,000 to 800,000,000 AUO common shares, 10% of which will be reserved for employees’ subscription according to Article 267 of the ROC Company Act. The remaining 90% of the total issuance, based on Article 28-1 of the Securities and Exchange Act, will be publicly offered to sponsor issuance of the ADRs. With respect to any common shares reserved for but not subscribed by employees, the Board authorized the chairman to offer such shares to specific persons or to include them as the underlying securities of the ADRs.
9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: NA
10. Method of handling fractional shares and shares unsubscribed by the deadline:
With respect to any common shares reserved for but not subscribed by employees, the Board authorized the chairman to offer such shares to specific persons or to include them as the underlying securities of the ADRs.
11.Rights and obligations of the newly issued shares:
The new common shares will have the same rights and obligations as the Company’s existing issued and outstanding common shares.
12.Utilization of the funds from the capital increase:
To purchase raw materials overseas.
13.Any other matters that need to be specified: NA

Item 3

AU Optronics Corp.
February 18, 2013
English Language Summary

Subject:   The Board resolved to revise down the budgeted capital expenditures
Regulation:   Published pursuant to Article 2-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2013/02/18

Contents:
1. Date of occurrence of the event:2013/02/18
2. Date of the original public announcement and reporting:2013/02/18
3. Summary of the content originally publicly announced and reported:NA
4. Reason for, and major content of, the change:
The Board resolved to revise down the budgeted capital expenditures by NT$8,589 million according to the actual capital expenditures incurred.
5. Effect on the Company's finances and business after the change:NA
6. Any other matters that need to be specified:
(1) The budget execution of the Company will be subject to customer demand and market situation.
(2) On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$43.1 billion in 2012.